

October 4, 2010

<u>VIA U.S. Mail and Facsimile</u>

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

   Re: **Composite Technology Corporation**
       Form 10-K for the fiscal year ended September 30, 2009
       Filed December 14, 2009
       File No. 000-10999

Dear Mr. Carney:

   We have reviewed your response dated September 20, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the date of your annual meeting of stockholders was March 2, 2010.
      Please tell us when you intend to file a current report on Form 8-K to report the
      results of that stockholder vote. See Item 5.07 of Item 8-K. Also provide us your
      analysis regarding the effect of such filing now on your ability to use short-form
      registration statements. See Question 114.04 of our Securities Act Forms
      Compliance and Disclosure Interpretations, available at
      http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Acknowledgements

2.   As requested in our letter dated August 18, 2010, please provide a written
      statement from the *company* acknowledging that:

      •   the company is responsible for the adequacy and accuracy of the
              disclosure in the filing;

      •   staff comments or changes to disclosure in response to staff comments do
              not foreclose the Commission from taking any action with respect to the
              filing; and

      •   the company may not assert staff comments as a defense in any
              proceeding initiated by the Commission or any person under the federal
              securities laws of the United States.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1A. Risk Factors, page 11

3.   Please expand your response to prior comment 7 to clarify how you concluded
      that your current disclosure, such as on pages 54-55, provides investors with
      sufficient information regarding the nature of the liabilities you retained, the
      identity of the party who holds the $22 million liability you mention and any
      related risks.

Recent Developments, page 25

4. We note your response to prior comment 2 and your representation on page 6 indicating that you will provide updated MD&A disclosure in your future Form 10-K filings. Please confirm that that you will also provide updated disclosure in your future interim reports on Form 10-Q, as applicable, to disclose material changes to your previous disclosures about "sales opportunities," the development of a second manufacturing plant and the status of the DSME escrow.

Consolidated Financial Statements

Note 2. Discontinued Operations, page 54

5. We reference your response to prior comments 2 and 10. In future filings, please disclose the timing and conditions for the release of Part A and Part B of the escrow.   Please also clarify the nature of the "additional $17.7 million" that may be due under certain conditions and whether those amounts are currently recorded as liabilities.

6. Please revise future filings to disclose the nature of the $3.3 million accrued contingent liability that was recorded as a direct cost of the sale of Dewind, as discussed in the response to prior comment 11.

7. We note your response to prior comments 7 and 14 and the discussion of the net amounts due to insolvent subsidiaries which is less than the $39 million of total accounts payable and accrued liabilities of discontinued operations as of September 30, 2009. Please tell us the nature of the additional $17 million of liabilities.   In addition, tell us if the $8 million of assets of insolvent subsidiaries is recorded net within accounts payable and other accrued liabilities and, if so, why that presentation is appropriate. In your response, please detail out the nature and composition of the liabilities of discontinued operations. Future filings should also include a more detailed disclosure of the nature of the discontinued operations liabilities.

Exhibit Index, page 77

8. We note your response to prior comment 16 and multiple pending applications for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any such comments. Additionally, given the dates on which you requested confidential treatment relative to the dates on which you filed exhibits with information redacted, please provide us your analysis of the impact on the conclusions required to be disclosed pursuant to Item 307 of Regulation S-K.

You may contact Kristin Lochhead at (202) 551-3664, Kate Tillan at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joe McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641.

Sincerely,

/s/Kate Tillan for

Martin James
Senior Assistant Chief Accountant